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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67134

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 AND ENDING 06/30/2024
_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tobin & Company Securities LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEP 09 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) Washington, DC

101 South Tryon Street, Suite 2700
_____(No. and Street)_____

Charlotte	NC	28280
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justine Tobin	7043342772	justine@tobinandco.Com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David B. Lundgern & Company, CPAs, Chtd.
_____(Name – if individual, state last, first, and middle name)_____

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

January 5, 2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justine Tobin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tobin & Company Securities LLC _____, as of 6/30 _____, 2 024 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Executive Representative

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SEC Mail Processing

SEP 09 2024

Washington, DC

Tobin & Company Securities LLC
Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Tobin & Company Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Tobin & Company Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities, and other – merger and acquisition services to companies and institutional investors. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Tobin & Company Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tobin & Company Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Olathe, Kansas
August 27, 2024

1

Tobin & Company Securities LLC
Statement of Financial Condition
As of June 30, 2024

Assets

Current assets:

Cash	$	60,204
Accounts receivable		23,984
Prepaid expenses		20,000
Total current assets	$	104,188

Liabilities and member's equity

Current liabilities:

Accounts payable	$	870
Unearned income and deposits		31,611
Total current liabilities		32,481

Member's equity:

Total member's equity		71,707
Total liabilities and member's equity	$	104,188

See Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies and Activities

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Business activity and regulation:

Tobin & Company Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Tobin & Company Investment Banking Group LLC (the "Parent"). The Company is a North Carolina limited liability company licensed in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, United States Virgin Islands, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming. As a registered broker-dealer, the Company primarily represents clients in capital-raise related activities composed primarily of private placement transactions structured as the sale of corporate stock or other securities. The Company also represents clients in merger and acquisition related activities composed of sell-side and buy-side transactions structured as the sale or purchase of corporate stock or other securities. The Company does not maintain custody of client funds nor engage in firm trading, brokerage activities or securities underwriting.

Cash and Cash Equivalents:

The Company maintains cash deposits with financial institutions that are federally insured by the Federal Deposit Insurance Corporation ("FDIC"), as of June 30, 2024. The Company considers all investments with an original maturity of 90 days or less to be cash equivalents.

Accounts Receivable:

Accounts receivable consist of fees or reimbursable expenses due from clients. The Company has not set up an allowance for doubtful accounts because, historically, accounts receivable have been collectable.

Fees income:

The Company's revenues are generated primarily through providing private placement related advisory services. The Company receives non-refundable retainer fees to compensate for the substantial research and analysis performed as part of the engagement. The Company recognizes these non-refundable advisory fees upon billing as they are in no way tied to the completion of a transaction.   The remainder of any fee revenue generated by the Company is recognized upon the closing of a transaction.

Other revenues relate primarily to providing compliance services to registered representatives who choose the Company to assist them with regulatory compliance matters. The Company charges monthly retainer fees which are typically collected upfront on an annual basis under terms of agreements in place with the representatives.

Performance obligations in the Company's engagements vary dependent on the contract. Non-refundable fees include due diligence fees and monthly retainer fees in each managing broker dealer engagement. Non-refundable fees also include monthly retainer fees which are prepaid by the registered representatives on an annual basis. Transaction fees require a performance obligation of approval individual investors in managing broker dealer offerings. These fees are recognized as revenue when the issuer is invoiced on generally monthly basis after the performance obligation is satisfied.   Some revenue is not recognized until the entire offering is approved and closed.

Distributions to Registered Representatives:

The Company contracts with registered representatives who close securities transactions through the Company. Success fees are paid to the Company by the issuer of the securities and the Company distributes those fees, less its commission and related expenses, to the registered representatives.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying statement of financial condition.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows. FASB has issued guidance for the recognition of revenue from contracts and engagements with clients. The core principal of the guidance is that an entity should recognize revenue to reflect the transfer services to clients in an amount equal to the consideration that the Company receives or expects to receive. The Company believes that it complies with this guidance.

Note 2.   Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-I), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2024, the Company had net capital of $27,723 which was $22,723 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 117.16 to 1 at June 30, 2024.

Note 3.   Income Tax Status

The Company is classified as a limited liability company for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax return of its member.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's income tax returns have not been examined. Fiscal years ending on or after December 31, 2019 remain subject to examination by federal and state tax authorities.

Note 4.   Commitments, Contingencies or Guarantees

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation other than the following.

Note 5.   Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements.   Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.   Management has reviewed events occurring through the date of the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.